UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

Bladex leads successful syndication of a US$145 million 3-Year Senior Unsecured Term Loan for Banco Aliado S.A. (Panama)

Panama City, Republic of Panama, June 27, 2018 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”) today announced the successful closing of a US$145 million 3-year senior unsecured syndicated loan (the “Facility”) for Banco Aliado, S.A. (“Banco Aliado” or the “Borrower”).

Established in Panama in 1992, Banco Aliado is the fourth-largest Panamanian-owned bank, in terms of consolidated assets and net loan portfolio. The bank is 100% owned by Grupo Aliado S.A., a financial group comprised of renowned Panamanian entrepreneurs with extensive experience in local and foreign trade, ports, real estate and tourism.

Bladex acted as Sole Lead Arranger and Bookrunner, as well as Administrative Agent for the Facility. The deal constitutes the third international syndicated facility arranged by Bladex for Banco Aliado.

The transaction attracted the interest of 15 financial institutions from Central America and the Caribbean, South America, China, Europe, and the United States of America, some of which represent new banking relationships for Banco Aliado. There was a 2.4x oversubscription, which allowed the Borrower to upsize the facility amount to US$145 million from its original target of US$60 million. Proceeds from the Facility will be used to support the growth of Banco Aliado´s loan portfolio.

Gabriel Tolchinsky, Chief Executive Officer of Bladex, stated: “We are very pleased to have had the opportunity to once again support Banco Aliado in securing a medium-term financing that diversifies its sources of funding through new banking relationships. The success of this transaction highlights the market’s confidence in Banco Aliado, as well as Bladex´s distribution capabilities in the syndicated loan space, stemming from a wide network of regional and international financial institutions.”

Moisés Chreim, Chairman of the Board of Directors of Banco Aliado, highlighted: “We are thankful for the support we received from Bladex in the structuring and syndication of this third transaction, which strengthens the relationship we have with this entity and with other important regional, European and Asian financial institutions, and connects us with new institutional relationships.”

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Monica Cosulich – VP, Finance and Investor Relations

E-mail address: ir@bladex.com Tel.: (+507) 210-8563

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama